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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  ------------

                                   FORM 8-A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934




                             THE ADVEST GROUP, INC.
--------------------------------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)

              Delaware                                    06-0950444
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Address of Incorporation or Organization)   (I.R.S. Employer Identification no.)

90 State House Square, Hartford, Connecticut              01603
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(Address of Principal Executive Offices)               (Zip Code)


If this form relates to the               If this form relates to the
registration of a class of                registration of a class of
securities pursuant to Section 12(b)      securities pursuant to Section 12(g)
of the Exchange Act and is effective      of the Exchange Act and is effective
pursuant to General Instruction A.(c),    pursuant to General Instruction A.(d),
please check the following box. / /       please check the following box. / /


Securities Act registration statement file number to which this form relates:
         ------------------
          (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of Each Class                     Name of Each Exchange on Which
     to be so Registered                     Each Class is to be Registered
     -------------------                     ------------------------------

  Common Stock Purchase Rights                   New York Stock Exchange
--------------------------------             -------------------------------

Securities to be registered pursuant to Section 12(g) of the Act:

                                  None
                           ------------------
                             (Title of Class)


                           ------------------
                             (Title of Class)




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Item 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

       On October 31, 1988, the Board of Directors of The Advest Group, Inc. (the "Company") declared a dividend distribution of one Common Stock Purchase Right (a "Right") for each outstanding share of Common Stock of the Company to stockholders of record at the close of business on November 10, 1988. One Right also will be issued with each share of Common Stock that becomes outstanding between November 10, 1988 and the earlier of the Distribution Date (as hereinafter defined) and the redemption, exchange or expiration of the Rights. The description and terms of the Rights are set forth in a Shareholder Rights Agreement, dated as of October 31, 1988, between the Company and The Connecticut Bank and Trust Company, N.A., as Rights Agent (the "Original Rights Agreement"), as amended by an Amendment thereto, dated as of March 12, 1998, between the Company and BankBoston, N.A., as successor Rights Agent (the "Amendment" and, as further amended by an amendment thereto, dated as of August 23, 2000, between the Company and American Stock Transfer & Trust Company as successor Rights Agent (the "Second Amendment") and, together with the Original Rights Agreement, the "Shareholder Rights Agreement"). Under the Shareholder Rights Agreement, as amended, each Right entitles the registered holder to purchase from the Company one share of Common Stock, par value $.01 per share (the "Common Stock"), at a cash exercise price of $60.00 per share, subject to adjustment (the "Exercise Price").

       The effect of the Second Amendment is to make the Rights inoperative and unexercisable in the case of the proposed merger, announced on August 24, 2000, of the Company with a subsidiary of The MONY Group, Inc. (the "Merger"). The Second Amendment accomplishes this result by excluding The MONY Group, Inc. and its Affiliates and Associates from certain defined terms and by providing that the Merger, the execution and delivery of an agreement and plan of merger to which the Company and The MONY Group, Inc. are parties (the "Merger Agreement"), a related option agreement with the Company (the "Option Agreement") and support agreements with certain of the Company's stockholders (the "Support Agreements") will not cause the Rights to become separately transferable or exercisable.

       Initially, the Rights will not be exercisable and will be attached to all outstanding shares of Common Stock. No separate certificates representing the Rights ("Right Certificates") will be distributed until the Distribution Date. The Rights will separate from the Common Stock and become exercisable and the Distribution Date will occur upon the earliest of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding shares of Common Stock other than pursuant to a tender offer or an exchange offer for all outstanding shares of Common Stock at a price and on terms determined by the Board of Directors to be in the best interests of the Company and its stockholders (the date of said announcement being referred to as the "Stock Acquisition Date"), (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person or (iii) the declaration by the Board of Directors that any Person is an "Adverse Person," upon a determination that such person, alone or together with its affiliates and associates, has become the beneficial owner of 15% or more of the outstanding shares of Common Stock and a determination by the Board of Directors, including at least a majority of the Disinterested Directors (as defined in the Shareholder Rights Agreement), after reasonable inquiry and investigation, including such consultation with such persons as such directors shall deem

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appropriate, that (a) such beneficial ownership by such person is intended to cause, is reasonably likely to cause or will cause the Company to repurchase the Common Stock beneficially owned by such person or to cause pressure on the Company to take action or enter into a transaction or series of transactions intended to provide such person with short-term financial gain under circumstances where the Board of Directors determines that the best long-term interests of the Company and its stockholders would not be served by taking such action or entering into such transactions or series of transactions at that time or (b) such beneficial ownership is causing or is reasonably likely to cause a material adverse impact (including, but not limited to, impairment of relationships with customers or impairment of the Company's ability to maintain its competitive position) on the business or prospects of the Company. However, the Board of Directors may not declare a person to be an Adverse Person if, prior to the time that the person acquired 15% or more of the shares of Common Stock then outstanding, such person provided to the Board of Directors in writing a statement of the person's purpose and intentions in connection with the proposed acquisition of Common Stock, together with any other information reasonably requested of the person by the Board of Directors, and the Board of Directors, based on such statement and reasonable inquiry and investigation as it deems appropriate, determines to notify and notifies such person in writing that it will not declare the person to be an Adverse Person; provided, however, that the Board of Directors may expressly condition in any manner a determination not to declare a person an Adverse Person on such conditions as the Board of Directors may select, including, without limitation, such person's not acquiring more than a specified amount of stock and/or on such person's not taking actions inconsistent with the purposes and intentions disclosed by such person in the statement provided to the Board of Directors. In the event that the Board of Directors should at any time determine, upon reasonable inquiry and investigation, that such person has not met or complied with any conditions specified by the Board of Directors, the Board of Directors may at any time thereafter declare the person to be an Adverse Person.

       Notwithstanding the foregoing, The MONY Group, Inc, and its Affiliates and Associates, and their assignees and transferees, will not be deemed to be an Acquiring Person or be declared to be an Adverse Person by virtue of the Merger Agreement, the Option Agreement or the Support Agreements or the consummation of the Merger or the other transactions contemplated by those agreements. Furthermore, no Distribution Date will occur as the result of the execution of any of those agreements or the consummation of the transactions which they contemplate.

       Until the Distribution Date (or earlier redemption or expiration of the Rights), (a) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (b) new Common Stock certificates issued after November 10, 1988 will contain a notation incorporating the Shareholder Rights Agreement by reference, and (c) the surrender for transfer of any certificate for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

       The Rights are not exercisable until the Distribution Date and will expire at the close of business on October 31, 2008 or the consummation of the Merger, unless previously redeemed or exchanged by the Company as described below.


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       As soon as practicable after the Distribution Date, Right Certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Right Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

       In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction or
(ii) 50% or more of the Company's assets or earning power is sold, each holder of a Right shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a market value equal to two times the Exercise Price of the Right. In the event that a person or group becomes an Acquiring Person or in the event that the Board of Directors determines that a person is an Adverse Person, proper provision will be made so that after the Distribution Date each holder of a Right will thereafter have the right to receive upon exercise that number of shares of Common Stock of the Company (and, in certain circumstances, cash or other assets) having a market value of two times the Exercise Price of the Right, and the Rights shall thereafter not be exercisable until the Company's right of redemption (described below) has expired. Rights that are or were beneficially owned by an Acquiring Person or an Adverse Person may (under certain circumstances specified in the Shareholder Rights Agreement) become null and void.

       At any time after a person or group becomes an Acquiring Person and prior to (i) the acquisition by a person or group of 50% or more of the outstanding shares of Common Stock, (ii) the acquisition of the Company in a merger or other business combination transaction and (iii) the sale of 50% or more of the Company's assets or earning power, the Board of Directors may exchange all or part of the Rights (other than Rights which have become null and void) for shares of Common Stock (or shares of preferred stock of equal value), at an exchange ratio of one share of Common Stock per Right (subject to adjustment). Any partial exchange shall be effected on a pro rata basis.

       The Exercise Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) if holders of the Common Stock are granted certain rights or warrants to subscribe for Common Stock or convertible securities at less than the current market price of the Common Stock, or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

       With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments amount to at least 1% of the Exercise Price. The Company is not obligated to issue fractional shares of Common Stock and, in lieu thereof, an adjustment in cash may be made based on the fair market value of the Common Stock on the last trading date prior to the date of exercise.

       The Rights may be redeemed in whole, but not in part, at a price of $0.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors), by the Board of Directors at any time prior to the close of business on the first to


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occur of (i) the date on which a person is declared to be an Adverse Person,
(ii) the tenth day after the Stock Acquisition Date, (iii) the date on which the Company is acquired in a merger or other business combination, (iv) the date on which 50% or more of the Company's assets or earning power is sold and (v) October 31, 2008, and, under certain circumstances, at subsequent times. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and thereafter the only right of the holders of Rights will be to receive the redemption price.

       Any of the provisions of the Shareholder Rights Agreement may be amended by the Board of Directors of the Company at any time prior to the Distribution Date. From and after the Distribution Date, the Board of Directors of the Company may, subject to certain limitations specified in the Shareholder Rights Agreement, amend the Shareholder Rights Agreement to cure any ambiguity, defect or inconsistency, to shorten or lengthen any time period under the Shareholder Rights Agreement, or to make other changes that do not adversely affect the interests of the Rights holders (excluding the interests of Acquiring Persons or Adverse Persons or their affiliates or associates).

       Until a Right is exercised, the holder will have no rights as a stockholder of the Company (beyond those as an existing stockholder), including the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for shares of Common Stock (or other consideration) of the Company or for common stock of an acquiring company as set forth above.

       The Original Rights Agreement, which includes as Exhibit A the form of Right Certificate, and the Amendment are each incorporated by reference as Exhibits hereto and are incorporated herein by reference. The foregoing description of the Rights and the Shareholder Rights Agreement does not purport to be complete and is qualified in its entirety by reference to such Exhibits.

Item 2.  EXHIBITS.

    EXHIBIT
    NUMBER                DESCRIPTION
    -------               -----------
      1          Shareholder Rights Agreement, dated as of October 31, 1988, between the Registrant and The Connecticut Bank and Trust
                 Company, N.A., as Rights Agent (Incorporated by reference to
                 Exhibit 1 to the Registrant's Registration Statement on Form
                 8-A dated November 1, 1988 (Commission File No. 1-8408))

      2          Amendment to Shareholder Rights Agreement dated as of
                 March 12, 1998, between the Registrant and BankBoston, N.A., as successor Rights Agent (Incorporated by reference to Exhibit 4 to the Registrant's Current Report on Form 8-K dated March 12,
                 1998 (Commission File No. 1-8408))

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

      3          Amendment to Shareholder Rights Agreement dated as of
                 August 23, 2000 between the Registrant and American Stock
                 Transfer & Trust Company, as successor Rights Agent.

      4          Restated Certificate of Incorporation of the Registrant
                 (Incorporated by reference to Exhibit 3(a) to the Registrant's
                 Quarterly Report on Form 10-Q for the quarter ended March 31,
                 1989 (Commission File No. 1-8408))

      5 By-Laws of the Registrant, as amended (Incorporated by reference to Exhibit 3(b) to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1989, Exhibit 3(a) to the Registrant's Quarterly Report on Form 10-Q for the Quarter ended June 30, 1990 and Exhibit 3(c) to the
                 Registrant's Annual Report on Form 10-K for its fiscal year ended September 30, 1997 (Commission File No. 1-8408))


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                                   SIGNATURES


       Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to its registration statement to be signed on its behalf by the undersigned hereunto duly authorized.

                                        THE ADVEST GROUP, INC.


Date:  December 14, 2000                By:  /s/ Grant W. Kurtz
                                           ------------------------------------
                                           Name:  Grant W. Kurtz
                                           Title: President and
                                                  Chief Executive Officer


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                                  EXHIBIT INDEX


    EXHIBIT
    NUMBER                DESCRIPTION
    -------               -----------
      1          Shareholder Rights Agreement, dated as of October 31, 1988, between the Registrant and The Connecticut Bank and Trust
                 Company, N.A., as Rights Agent (Incorporated by reference to
                 Exhibit 1 to the Registrant's Registration Statement on Form
                 8-A dated November 1, 1988 (Commission File No. 1-8408))

      2          Amendment to Shareholder Rights Agreement dated as of
                 March 12, 1998, between the Registrant and BankBoston, N.A., as successor Rights Agent (Incorporated by reference to Exhibit 4 to the Registrant's Current Report on Form 8-K dated March 12,
                 1998 (Commission File No. 1-8408))

      3          Amendment to Shareholder Rights Agreement dated as of
                 August 23, 2000 between the Registrant and American Stock
                 Transfer & Trust Company, as successor Rights Agent.

      4          Restated Certificate of Incorporation of the Registrant
                 (Incorporated by reference to Exhibit 3(a) to the Registrant's
                 Quarterly Report on Form 10-Q for the quarter ended March 31,
                 1989 (Commission File No. 1-8408))

      5 By-Laws of the Registrant, as amended (Incorporated by reference to Exhibit 3(b) to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1989, Exhibit 3(a) to the Registrant's Quarterly Report on Form 10-Q for the Quarter ended June 30, 1990 and Exhibit 3(c) to the
                 Registrant's Annual Report on Form 10-K for its fiscal year ended September 30, 1997 (Commission File No. 1-8408))


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